AirIncentives announces new agreement with Continental Airlines

TORONTO, July 13, 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—is pleased to announce that Continental Airlines, Inc. (NYSE: CAL) has become the sixth major airline participating in the Points International AirIncentives program.

“We are extremely pleased to be working with Continental,” said Points CEO Rob MacLean. “Continental serves more destinations than any carrier in the world and is one of the most highly regarded both by customers and within the industry. Continental’s participation will add tremendous breadth and appeal to AirIncentives.”

“We think that AirIncentives is an excellent way of expanding the reach and benefits of the OnePass® program in the corporate and incentive marketplace,” said Mark Bergsrud, vice president marketing & distribution for Continental Airlines. “We look forward to working with AirIncentives and expanding our relationship with Points International.”

When Continental joins AirIncentives, effective July 14, 2006, OnePass miles will be available as a redemption option for customers of businesses using AirIncentives as a reward or incentive. This addition enhances the attraction of AirIncentives to marketers, who can take advantage of the program’s 140 million-strong target audience of frequent flyer miles collectors. AirIncentives also offers marketers the unique ability to create continent-wide miles-based incentive programs.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Amazon.com, Starbucks, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints.

AirIncentives improves on the appeal of the most successful incentive of the last quarter-century—frequent flyer miles—by making it easy and affordable for marketers to use frequent-flyer miles from multiple airline award programs in a single campaign. The AirIncentives program allows a marketer to pre-purchase, in bulk, frequent-flyer miles to offer as incentives. The marketer decides how many miles to award, and activity that triggers the award. Customers can redeem AirIncentives miles on their choice of six North American airline award programs. Participating programs include: Alaska Airlines Mileage Plan, Continental Airlines OnePass, Delta SkyMiles, Midwest Airlines Midwest Miles, Northwest Airlines WorldPerks, and US Airways Dividend Miles.

Website: http://www.points.com

Website: http://www.airincentives.com

About Continental Airlines

Continental Airlines, together with Continental Express and Continental Connection, has more than 3,200 daily departures throughout the Americas, Europe and Asia, serving 152 domestic and 138 international destinations. More than 400 additional points are served via SkyTeam alliance airlines.  With more than 42,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with Continental Express, carries approximately 61 million passengers per year. Continental consistently earns awards and critical acclaim for both its operation and its corporate culture.

In 2006, Continental Airlines won its sixth J.D. Power and Associated award since 1996. The carrier ranked the highest in Customer Satisfaction Among Traditional Network Carriers in North America in the J.D. Power and Associates 2006 Airline Satisfaction Index SurveySM. For the third consecutive year, FORTUNE magazine named Continental the No. 1 Most Admired Global Airline on its 2006 list of Most Admired Global Companies. Continental was also named the No. 1 airline on the publication’s 2006 America’s Most Admired airline industry list. Additionally, Continental again won major awards at the OAG Airline of the Year Awards including “Best Airline Based in North America” for the third year in a row, and “Best Executive/Business Class” for the fourth consecutive year. For more company information, visit continental.com.

For more information contact:

For AirIncentives:

Peter Lockhard, SVP Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, Allyson.Pooley@icrinc.com.

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com

Corporate Communications of Continental Airlines:

+1 (713) 324-5080,
corpcomm@coair.com